Exhibit (a)(1)(xiv)

FORM OF FINAL ELECTION CONFIRMATION NOTICE

Employee Name:

You recently elected to participate in the Weight Watchers Stock Option Exchange Program. The table below shows your Eligible Options that were submitted for exchange and the Replacement Options that were granted in their place. Replacement Option grant documents will be sent to you in a separate mailing.

You should direct questions about the Exchange Program or requests for assistance by e-mail directly to optionexchange@weightwatchers.com. You may also call Ms. Stephanie Delavale, who manages our stock incentive plans, at 516-390-1851. You will have the ability to leave a voice message on this extension.

Eligible Options
Option Grant Date	Shares Subject to Option	Exercise Price (per share)	Exchange Ratio

Replacement Options
Option Grant Date	Total Shares Subject to Replacement Option	Exercise Price (per share)